SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tribute Pharmaceuticals Canada Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89609J106
(CUSIP Number)

Scott Langille 151 Steeles Avenue, East Milton, Ontario, Canada L9T 1Y1 (519) 434-1540
(Name, address and telephone number of person authorized to receive notices and communications)

December 1, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 89609J106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Scott Langille I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 7,527,351
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 7,527,351
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,527,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (99,088,738 common shares of the Company were issued and outstanding as of February 26, 2015)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89609J106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Elora Financial Management Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER 6,875,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,875,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (99,088,738 common shares of the Company were issued and outstanding as of February 26, 2015)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89609J106	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to common shares, no par value, of Tribute Pharmaceuticals Canada Inc., an Ontario, Canada corporation (formerly, Stellar Pharmaceuticals Inc., the “Company”), whose principal executive offices are located at 151 Steeles Avenue, East, Milton, Ontario, Canada L9T 1Y1.

Item 2.	Identity and Background.

(i)	(a)	Scott Langille.

(b)	The address of Mr. Langille is c/o Tribute Pharmaceuticals Canada Inc., 151 Steeles Avenue, East, Milton, Ontario, Canada L9T 1Y1.

(c)	Mr. Langille is the Chief Financial Officer and a director of the Company.

(d)	Mr. Langille has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Langille has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Langille is a citizen of Canada.

(ii)	(a)	Elora Financial Management Inc., an Ontario, Canada corporation (“Elora”).

(b)	The address of Elora is c/o Tribute Pharmaceuticals Canada Inc., Attn: Scott Langille, 151 Steeles Avenue, East, Milton, Ontario, Canada L9T 1Y1.

(c)	Elora is a personal holding company for Mr. Langille that does not engage in any business activity, and Mr. Langille is the sole shareholder, officer and director of Elora.

(d)	Elora has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Elora has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Elora is a corporation incorporated under the laws of Ontario, Canada.

CUSIP No. 89609J106	SCHEDULE 13D	Page 5 of 9 Pages

Item 3.	Source or Amount of Funds or Other Consideration.

On December 1, 2011, the Company acquired 100% of the outstanding shares of privately-held Tribute Pharmaceuticals Canada Ltd. and Tribute Pharma Canada Inc. (together referred to as “Tribute”). In connection with such acquisition, the Company acquired, without limitation, certain assets with an aggregate fair value of approximately Cdn$14.5 million. On behalf of Mr. Langille (a former shareholder of Tribute), Elora received (i) 5,850,000 common shares of the Company on December 1, 2011, which shares were valued at approximately Cdn$3.3 million based on the then current share price of Cdn$0.57, in addition to certain cash consideration, and (ii) 900,000 common shares of the Company on March 22, 2012, which shares were valued at approximately Cdn$504,000 based on the then current share price of Cdn$0.56. The information contained in Exhibit 2 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On December 1, 2011, the Company granted Mr. Langille options to acquire 846,226 common shares of the Company at an exercise price of Cdn$0.57, of which 597,647 options are exercisable within 60 days after the date hereof. With respect to such options granted to Mr. Langille on December 1, 2011, 50% are time based and vest in 36 equal quarterly installments on the first day of January, April, July and October, with the first installment having vested on April 1, 2012. The remaining 50% of such options are performance based and vest in 36 equal quarterly installments on the last day of March, June, September and December, with the first installment having vested on March 31, 2013. Of those options, 144,564 have been cancelled (2013 – 141,038 and 2014 – 3,526) as the performance targets were not achieved. One-third of such options (141,038) vested in 2013 while the remaining 137,512 will vest quarterly during 2015. The information contained in Exhibit 3 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On February 27, 2013, in connection with the Company closing a private placement of 8,437,500 units (the “Units”), with each Unit consisting of one common share and one-half of one Series A common share purchase warrant (a “Series A Warrant”) and one-half of one Series B common share purchase warrant (a “Series B Warrant”), Elora acquired 62,500 Units, or 62,500 common shares and 31,250 Series A Warrants and 31,250 Series B Warrants, for US$25,000 (US$0.40 per Unit). Each whole Series A Warrant entitled the holder thereof to acquire one common share of the Company at any time during the period ended 24 months after the date of issuance at a price of US$0.50 per common share. Each whole Series B Warrant entitles the holder thereof to acquire one common share of the Company at a price of US$0.60 per share at any time during the period ending 60 months after the date of issuance, subject to a certain right of the Company to call the Series B Warrants. The information contained in Exhibit 4, 5 and 6 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On June 24, 2013, the Company granted to Mr. Langille options to acquire 90,000 common shares of the Company at an exercise price of Cdn$0.42, of which 52,500 options are exercisable within 60 days after the date hereof.

On February 6, 2014, the Company granted to Mr. Langille options to acquire 155,142 common shares of the Company at an exercise price of Cdn$0.40, of which 2,204 options are exercisable within 60 days after the date hereof, 137,512 options have been cancelled as the targets were not achieved. The remaining 17,630 options will vest quarterly in each of 2015 and 2016. The information contained in Exhibit 7 listed in Item 7 below is hereby incorporated by reference to this Item 3.

On January 29, 2015, the Company granted Mr. Langille options to acquire of 960,000 common shares of the Company under the Company’s stock option plan, including 240,000 options vesting quarterly from March 31, 2015 through December 31, 2017, at an exercise price of Cdn$0.62, and up to 720,000 options that may be earned depending on achievement of certain gross revenue and EBITDA budgets for the Company, vesting quarterly from March 31, 2016 through December 31, 2018, at an exercise price of Cdn$0.62. The information contained in Exhibit 8 listed in Item 7 below is hereby incorporated by reference to this Item 3.

CUSIP No. 89609J106	SCHEDULE 13D	Page 6 of 9 Pages

Item 4.	Purpose of the Transaction.

The reporting persons acquired beneficial ownership of certain common shares of the Company as part of the consideration for the Company’s acquisition of Tribute as discussed under Item 3 above, which information is hereby incorporated by reference to this Item 4.

Certain of the common shares beneficially owned by Mr. Langille are subject to stock options that were granted to Mr. Langille as a result of being an executive officer and director of the Company.

The securities acquired by Mr. Langille and Elora were acquired for investment purposes. The information contained in Exhibits 2 - 4 and 6 - 8 in Item 7 below is hereby incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. Langille is the beneficial owner of 7,527,351 common shares, or 7.5% of the Company’s outstanding common shares as of February 26, 2015, which includes
(i) 6,843,750 common shares held by Elora; (ii) 597,647 common shares issuable pursuant to options granted under the Company’s stock option plan that are vested and exercisable within 60 days after the date hereof at an exercise price of Cdn$0.57 per share; (iii) 52,500 common shares issuable pursuant to options granted under the Company’s stock option plan that are vested and exercisable within 60 days after the date hereof at an exercise price of Cdn$0.42 per share; (iv) 2,204 common shares issuable pursuant to options granted under the Company’s stock option plan that are vested and exercisable within 60 days after the date hereof at an exercise price of Cdn$0.40 per share; and (v) 31,250 common shares underlying Series B warrants held by Elora, which are exercisable from February 27, 2013 until February 27, 2018 at an exercise price of Cdn$0.60 per share, subject to a certain right of the Company to call the Series B warrants. Mr. Langille has sole voting and dispositive power over the shares held by Elora.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,527,351 common shares of the Company.

(ii)	Shared power to vote or to direct the vote: 0 common shares of the Company.

(iii)	Sole power to dispose or to direct the disposition: 7,527,351 common shares of the Company.

(iv)	Shared power to dispose or to direct the disposition: 0 common shares of the Company.

(c)           On February 19, 2015, the Company issued 31,250 common shares to Elora, for aggregate cash consideration of US$15,625, as a result of certain exercises of Series A Warrants.  Other than the foregoing, Mr. Langille did not effect any transactions in the Company’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

CUSIP No. 89609J106	SCHEDULE 13D	Page 7 of 9 Pages

(d)	Not applicable.

(e)	Not applicable.

(ii)	(a)
Elora is the beneficial owner of 6,875,000 common shares, or 6.9% of the Company’s outstanding common shares as of February 26, 2015, which includes (i) 6,843,750 common shares held by Elora; and (ii) 31,250 common shares underlying Series B warrants held by Elora, which are exercisable from February 27, 2013 until February 27, 2018 at an exercise price of Cdn$0.60 per share, subject to a certain right of the Company to call the Series B warrants. Mr. Langille has sole voting and dispositive power over the shares held by Elora.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,875,000 common shares of the Company.

(ii)	Shared power to vote or to direct the vote: 0 common shares of the Company.

(iii)	Sole power to dispose or to direct the disposition: 6,875,000 common shares of the Company.

(iv)	Shared power to dispose or to direct the disposition: 0 common shares of the Company.

(c)
On February 19, 2015, the Company issued 31,250 common shares to Elora, for aggregate cash consideration of US$15,625, as a result of certain exercises of Series A Warrants.  Elora did not effect any transactions in the Company’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 3 above is hereby incorporated by reference to this Item 6.

The information contained in Exhibits 2 – 8 in Item 7 below is hereby incorporated by reference to this Item 6.

Item 7.	Material to be filed as Exhibits.

1.	Agreement of Joint Filing dated March 18, 2015 between Mr. Langille and Elora.

Share Purchase Agreement dated December 1, 2011 between the Company, Elora Financial Management Inc., Mary-Ann Harris, Robert Harris and Scott Langille (incorporated by reference from Exhibit 2.1 to the Form 8-K/A filed by the Issuer with the Commission on February 11, 2013).

CUSIP No. 89609J106	SCHEDULE 13D	Page 8 of 9 Pages

1.
Employment Agreement between the Company and Mr. Langille dated December 1, 2011 (incorporated by reference from Exhibit 10.2 to the Form 8-K/A filed by the Issuer with the Commission on February 11, 2013).

2.	Securities Purchase Agreement dated February 27, 2013 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013).

3.	Registration Rights Agreement dated February 27, 2013 (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013).

4.	Form of Series A/Series B warrant (incorporated by reference from Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013).

5.	Registration Rights Agreement dated February 27, 2013 (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013).

6.	Form of Series A/Series B warrant (incorporated by reference from Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013).

7.	Amending Agreement dated February 6, 2014 between the Company and Mr. Langille.

8.
Employment Agreement between the Company and Mr. Langille dated January 1, 2015 (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on February 2, 2015).

CUSIP No. 89609J106	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 24, 2015

By:	/s/ Scott Langille
Scott Langille

ELORA FINANCIAL MANAGEMENT INC.

By:	/s/ Scott Langille
Name:	Scott Langille
Title: